Exhibit 2.s.4

DEFIANCE INTEGRATED TECHNOLOGIES, INC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

Defiance, Ohio

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(unaudited)

	2014	2013
ASSETS
Current assets
Cash in bank	$1,659,805	$487,392
Accounts receivable, trade net of allowance for doubtful accounts: 2014 - $12,000; 2013 - $24,000	3,628,147	2,900,899
Accounts receivable, other	293,827	207,785
Inventories	2,799,282	2,162,382
Prepaid expenses	302,069	56,601

Total current assets	8,683,130	5,815,059
Property, plant and equipment
Land	300,250	300,250
Construction in process	232,096	61,991
Machinery and equipment	6,882,676	5,983,777

	7,415,022	6,346,018
Less accumulated depreciation	2,616,385	1,969,349

	4,798,637	4,376,669
Goodwill	1,150,266	1,150,266
Customer relationships, net	216,224	237,667
Unpatented technology	5,120,000	5,120,000
Non-compete agreement, net	27,500	37,500

Total assets	$19,995,757	$16,737,161

See accompanying notes to the consolidated financial statements.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(unaudited)

	2014	2013
LIABILITIES
Current liabilities
Bank overdraft	$143,713	$14,717
Accounts payable	2,109,786	1,071,610
Accrued expenses	601,513	971,493
Current maturities of long-term debt	633,333	520,000

Total current liabilities	3,488,345	2,577,820
Long-term debt, less current maturities	6,898,777	6,914,623
Deferred tax liability	2,283,000	1,757,000

Total liabilities	12,670,122	11,249,443
SHAREHOLDERS’ EQUITY
Preferred stock (4,750 shares authorized, issued and outstanding with $.01 par value, $345,290 and $325,326 liquidation preference at December 31, 2014 and 2013, respectively)	48	48
Common stock (50,000 shares authorized with $.01 par value, issued and outstanding 20,316 shares at December 31, 2014 and 2013)	203	203
Additional paid in capital	665,508	647,508
Retained earnings	6,659,876	4,839,959

Total shareholders’ equity	7,325,635	5,487,718

Total liabilities and shareholders’ equity	$19,995,757	$16,737,161

See accompanying notes to the consolidated financial statements.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended December 31, 2014 and 2013

(unaudited)

	2014	2013
Net sales	$30,444,424	$24,075,377
Cost of sales	23,634,935	19,237,081

Gross profit	6,809,489	4,838,296
Selling, general and administrative expenses	2,759,288	2,414,993
Share based compensation	18,000	(35,276)

Income before other expenses	4,032,201	2,458,579
Other expenses
Other expense	521,743	204,462
Interest expense	756,857	813,801

Total other expense	1,278,600	1,018,263

Income before provision for income taxes	2,753,601	1,440,316
Provision for income taxes	933,684	433,325

Net income	1,819,917	1,006,991
Retained earnings, beginning of period	4,839,959	3,832,968

Retained earnings, end of period	$6,659,876	$4,839,959

See accompanying notes to the consolidated financial statements.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014 and 2013

(unaudited)

	2014	2013
Cash flows from operating activities
Net income	$1,819,917	$1,006,991
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	703,883	625,750
Loss on asset disposal	10,065	15,514
Share based compensation	18,000	(35,276)
Deferred taxes	526,000	76,472
Changes in current assets and liabilities
Inventories	(636,900)	126,898
Accounts receivable	(813,290)	195,517
Prepaid expenses	(245,468)	50,794
Accounts payable and accrued expenses	668,196	688,759

Net cash provided by operating activities	2,050,403	2,751,419

Cash flows from investing activities
Capital expenditures	(484,591)	(339,693)
Proceeds from asset disposal	6,137	10,419

Net cash used for inventing activities	(478,454)	(329,274)
Cash flows from financing activities
Checks written in excess of bank balance	128,996	(220,630)
Payments on revolving credit facility	(603,805)	(6,915,173)
Borrowings on revolving credit facility	603,805	5,727,999
Payments on long-term debt	(208,532)	(217,266)
Payments on subordinated debt	(320,000)	(320,000)

Net cash provided by (used for) financing activities	(399,536)	(1,945,070)

Net change in cash	1,172,413	477,075
Cash, beginning of period	487,392	10,317

Cash, end of period	$1,659,805	$487,392

Supplemental disclosures of cash flow information:
Cash paid for interest	$758,194	$818,113
Cash paid for income taxes	$1,049,308	$36,966
Capital expenditures paid by borrowings on long-term debt	$626,019	$—

See accompanying notes to the consolidated financial statements.

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Defiance Integrated Technologies, Inc. (the “Company”) and its wholly-owned subsidiaries Defiance Stamping Company and Pro Shear Corporation. All intercompany accounts and transactions have been eliminated.

General: The Defiance Stamping Company manufactures stamped metal products at its Defiance, Ohio facility primarily for customers in the heavy truck and automotive industry. Pro Shear Corporation at its Fort Wayne, Indiana facility manufactures and assembles components used in cars and trucks.

Revenue Recognition: Revenue is recognized upon shipment of product. Surcharges assessed on raw material price increases are recorded when earned.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are considered to be share based compensation, reserves related to uncollectible accounts receivable, inventory and carrying values of goodwill and other intangible assets.

Accounts Receivable, trade: The Company sells to customers using credit terms customary in its industry. Sales to customers are recorded upon shipment of goods. Interest is not normally charged on outstanding receivables. Based principally on historical losses, aging from invoice dates, and prevailing economic conditions, the Company reduces recorded receivables to their estimated net realizable value by a valuation allowance.

Inventories: Inventories are stated at the lower of cost, first-in, first-out (FIFO) method or market.

Property, Plant and Equipment: Depreciation is provided using the straight-line method over the estimated useful lives of the respective acquired assets. Costs and related accumulated depreciation are removed from the accounts for assets retired from service and a gain or loss on disposition is recorded in income when realized. Depreciation expense for 2014 and 2013 was $672,440 and $601,806, respectively.

The Company annually, or as required, evaluates the recoverability of its long-lived assets, primarily property, plant and equipment. The Company evaluates recoverability when events and circumstances indicate that the net carrying value of its long-lived assets may not be recoverable. There were no such impairments in 2014 and 2013.

Goodwill: Goodwill is recorded at cost and is assessed at least annually for impairment with any such impairment recognized in the current results of operations. The Company reviewed the carrying value of goodwill during fiscal 2014 and 2013 and determined no impairment exists.

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Intangible Assets: The Company assessed the value of intangible assets at the time the Company was organized. Intangible assets having a finite life are amortized by the straight-line method over the estimated benefit period (customer relationships – 180 months). To be in conformity with Generally Accepted Accounting Principles (GAAP), non-amortizable intangible assets are required to be assessed at least annually for impairment.

	2014		2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Un-amortized intangibles
Unpatented technology	$5,120,000	N/A	$5,120,000	N/A
Amortized intangibles
Non-compete agreement	$40,000	$(12,500)	$40,000	$(2,500)
Customer relationships	321,656	$(105,432)	321,656	$(83,989)

	$5,481,656	$(117,932)	$5,481,656	$(86,489)

Net intangible assets		$5,363,724		$5,395,167

Other intangible assets include the unpatented technology production process of heavy duty truck axle nuts and washers, customer relationships, and a non-compete agreement. The unpatented technology production process has an indefinite life and is evaluated each year for impairment. The customer relationship intangible asset was acquired in 2010 as part of the purchase of Specialty Engine of America, Inc. Estimated amortization expense for the customer relationships intangible will approximate $21,400 each of the next five years. The non-compete asset includes agreements with 2 key employees acquired as part of the purchase of JBM Tool & Die. Each agreement is amortized using the straight-line method over the 2 year benefit period when triggered by the respective employees no longer being employed by the Company. One of the employees departed the company in 2013, therefore amortization expense for the non-compete agreement was $10,000 in 2014 and $2,500 in 2013.

Income Tax and Uncertain Tax Positions: The Company operates as a C Corporation for income tax purposes. Accordingly, deferred income tax assets and liabilities are computed based upon differences between the financial statements and tax basis of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

The Company follows guidance issued by the Financial Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Management is not aware of any uncertain tax positions.

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is subject to U.S. federal income tax, as well as various state income taxes. The Company is no longer subject to examination by taxing authorities for years before 2011. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at December 31, 2014 and 2013.

Capital Structure: The Company’s equity structure consists of 50,000 duly authorized shares of common stock, $.01 par value per share, with 20,316 issued and outstanding and 4,750 duly authorized and issued shares of Preferred A Stock, $.01 par value per share at December 31, 2014 and 2013, respectively. The Preferred A Stock is convertible into common stock based on certain conditional provisions set forth in the amended articles of incorporation of the Company.

The holders of shares of Preferred A Stock shall be entitled to be paid in preference to the holders of any and all other classes of capital stock of the Company, out of funds legally available therefore, when and as declared by the board of directors. Dividends are cumulative at a rate of 6% per annum, compounded quarterly. The liquidation preference at December 31, 2014 and 2013 was $345,290 and $325,326, respectively (includes $95,290 and $75,326, respectively, of dividends in arrears).

In the event of any liquidation or dissolution of the Company, the holders of Preferred A Stock will receive amounts in accordance with the provisions set forth in the amended articles of incorporation of the Company, before any distributions are made to holders of any other then-outstanding series of common stock. Any remaining net assets will be distributed to holders of common stock.

Stock Based Compensation: The Company recognizes compensation expense in the consolidated financial statements for awards of equity instruments to employees based on the grant-date fair value of those awards, estimated in accordance with provisions of Accounting Standards Codification (ASC) 718. In 2013, an employee did not exercise their awarded stock options in accordance with the agreement following termination of employment. This resulted in a reversal of the unvested portion of compensation expense. Stock based compensation expense (income) for 2014 and 2013 approximated $18,000 and ($35,276), respectively, and is recorded in share based compensation on the consolidated income statement and recorded as additional paid-in capital on the consolidated balance sheets.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2014 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2014. Management has performed their analysis through March 24, 2015, the date the financial statements were available to be issued.

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 2—INVENTORIES

Inventories consisted of the following at December 31, 2014 and 2013:

	2014	2013
Raw materials	$1,079,423	$916,152
Work in process	1,029,294	705,819
Finished goods	690,565	540,411

	$2,799,282	$2,162,382

NOTE 3—LEASE COMMITMENTS

The Company leases manufacturing and office facilities, and certain pieces of equipment under several operating leases. Rent expense for the year ending December 31, 2014 and 2013 approximated $580,000 and $502,000, respectively. Total minimum rentals under non-cancellable operating leases as of December 31, 2014 over future fiscal years are approximately:

2015	$817,900
2016	846,000
2017	819,500
2018	598,400
2019	503,600
Thereafter	2,286,300

$5,871,700

NOTE 4—BANK LINE OF CREDIT

The Company has a revolving line of credit that is subject to a borrowing base calculation and bears interest at the 30 day LIBOR rate plus 2.50% (effective rate of 2.66% at December 31, 2014 and 2013) and is due in June 2015. The Company had outstanding borrowings of $0 at December 31, 2014 and 2013. This agreement is collateralized by all the assets of the Company.

In accordance with the terms of the line of credit agreements, the Company must, among other things, maintain certain levels of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), Debt to New Worth, Leverage, Debt Service and Debt to EBITDA ratio performance. The Company was in compliance with its covenants at December 31, 2014 and 2013.

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 5—LONG-TERM DEBT

Long-term debt at December 31, 2014 and 2013 consists of the following:

	2014	2013

Note payable to the Company’s majority equity holder, due in quarterly principal installments of $80,000 commencing on October 1, 2010. Interest is computed at the higher of one-month LIBOR plus 8% or at 11% (11% effective rate at December 31, 2014 and 2013). All remaining outstanding principal under this note is due on April 15, 2016. The total note is in the amount of $8,500,000. The Company may borrow up to the full amount of the note at the sole discretion of the lender. The note payable is secured by all assets of the Company. The lender is subordinated to the collateral position of the bank with the term loan below and Revolving Credit Facility.

	$6,464,623	$6,784,623
Note payable, due in monthly principal installments of $16,667 commencing on April 15, 2012. Interest is computed at 30 day LIBOR rate plus 2.50% for an effective rate of 2.66% at December 31, 2014 and 2013. All remaining principal under this note is due March 15, 2017. The total note is in the amount of $1,000,000. The note payable is secured by all assets of the Company.	450,000	650,000
Note payable, due in monthly installments of $2,071 commencing on August 1, 2014. Interest is computed at a rate of 3.89%. All remaining principal under this note is due July 1, 2019. The total note is in the amount of $112,500. The note is secured by all assets of the Company.	103,968	—
Note payable, due in monthly installments of $7,544 commencing on January 1, 2015. Interest is computed at a rate of 3.75%. All remaining principal under this note is due December 1, 2019. The total note is in the amount of $409,570. The note is secured by all assets of the Company.	409,570	—
Note payable, due in monthly installments of $1,914 commencing on March 1, 2015. Interest is computed at a rate of Prime minus 0.25% until the date of commencement, at which time the rate will become fixed at 2.75% over the index (effective rate of 4.12% at December 31, 2014). All remaining outstanding principal under this note is due February 1, 2020. The note is in the amount of $103,949. The note payable is secured by all assets of the Company.	103,949	—

	7,532,110	7,434,623
Less, current maturities	(633,333)	(520,000)

	$6,898,777	$6,914,623

The aggregate maturities of long-term debt as of December 31, 2014 are:

2015	$633,333
2016	6,465,599
2017	175,770
2018	130,711
2019	122,888
Thereafter	3,809

$7,532,110

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 6—EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) plans covering all full-time employees. The Company matches employee’s contributions up to the first 4% contributed by the employee. The Company may also make a discretionary bonus contribution to the plan. During 2014 and 2013, the Company did not make a bonus contribution.

For the years ended December 31, 2014 and 2013, total contribution for the plans approximated $139,500 and $141,600.

NOTE 7—SIGNIFICANT CUSTOMERS

For the years ended December 31, 2014 and 2013 three and two customers exceeded 10% of sales and accounts receivable, respectively.

	2014	% of total	2013	% of total
Sales	$10,902,582	35.81%	$7,623,039	31.66%
Accounts Receivable	$1,613,173	44.46%	$1,095,524	37.76%

NOTE 8—INCOME TAXES

Income tax provision consists of the following:

	2014	2013
Federal
Current	$358,196	$338,853
Deferred	526,000	76,472
State
Current	49,488	18,000

Provision for income taxes	$933,684	$433,325

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 8—INCOME TAXES (Continued)

The difference between the effective tax rate and the federal statutory tax rate of 34% is primarily due to prior year true up of deferred tax liability.

	2014	2013
Non current deferred tax assets	$430,269	$341,395
Non current deferred tax liabilities	(2,713,269)	(2,098,395)

Net deferred balance	$(2,283,000)	$(1,757,000)

The principal sources of deferred tax liabilities are attributable to differences between income tax and financial reporting methods used in recording depreciation, amortization, debt restructuring, and certain accrued liabilities. The deferred tax assets are primarily attributable to transaction costs being amortized for tax purposes and various inventory and accounts receivable reserves.

NOTE 9—STOCK OPTIONS

In July 2009, the Company adopted the 2009 Stock Incentive Plan. The Plan permits the grant of 4,967 various stock awards to purchase shares of common stock of the Company to approved key employees.

During 2011 (“date of grant”), 892 stock options (“options”) were granted to a key employee. The options vested over 3 years in equal yearly installments on the anniversary date of the date of grant until the employee terminated employment on January 21, 2013. The employee did not exercise the options within 60 days of cessation of employment, therefore in accordance with the agreement the options expired in 2013.

On August 19, 2013, a total of 524 stock options were granted to two employees. The options become exercisable in equal yearly installments on the anniversary date of each of the three years following the date of grant. The options expire in ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on comparisons with similar companies. The expected term of the options are based on the exercisable period. The Company uses historical data to estimate employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The remaining weighted average life on the stock options approximates 8.50 years.

2013
Assumptions used for issuance of stock options:
Expected volatility	39%
Expected dividends	0%
Expected term	10 years
Risk-free rate	2.74%

(Continued)

DEFIANCE INTEGRATED TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

(unaudited)

NOTE 9—STOCK OPTIONS (Continued)

A summary of option activity under the Plan as of December 31, 2014 and 2013:

	2014		2013
		Weighted-		Weighted-
		Average		Average
Options	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of year	524	$195.78	892	$324.18
Granted	—	—	524	195.78
Exercised	—	—	—	—
Forfeited or expired	—	—	(892)	(324.18)

Outstanding, end of year	524	$195.78	524	$195.78

A summary of the status of the Company’s options as of December 31, 2014 and 2013, and changes during the years ended are presented below:

	2014		2013
		Weighted-		Weighted-
		Average		Average
		Grant-Date		Grant-Date
Options	Shares	Fair Value	Shares	Fair Value
Nonvested, beginning of year	524	$104.06	595	$257.64
Granted	—	—	524	104.06
Vested	(174)	(104.06)	—	—
Forfeited	—	—	(595)	(257.64)

Nonvested, end of year	350	$104.06	524	$104.06

As of December 31, 2014 and 2013, there was approximately $28,500 and $46,500, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. This expense will be recognized over the next two years. In accordance with ASC 718, due to the fact that the options vest with time, the Company has recognized approximately $18,000 and ($35,275) of compensation expense as of December 31, 2014 and 2013, respectively, related to options that the employee has earned.